Exhibit 99.1

NEWS RELEASE

Toronto, March 5, 2024

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports 2023 Results

Business Remains Robust Despite Production Halt at Cobre Panama

“In late 2023, we were challenged by the unprecedented production halt at Cobre Panama. We are hopeful that the issues can be resolved, although we have taken a prudent approach for the carrying value of the asset”, stated Paul Brink, CEO. “Despite the issue at Cobre Panama, our business remains robust and we continue to benefit from a long-duration, diversified portfolio. We finished the year with no debt and $1.4 billion in cash and cash equivalents. The balance of our business performed well in 2023 and is expected to grow in 2024 with contributions from the completion of the Tocantinzinho, Greenstone and Salares Norte gold mines. Our growth outlook through 2028 is driven by numerous new mines and mine expansions. $2.4 billion of available capital positions us well for attractive acquisitions in an environment where many project developers are capital constrained.”

		Q4 2023		2023
	Q4 results	vs	2023	vs
		Q4 2022		2022
Total GEOs[1] sold	152,351 GEOs	-17%	627,045 GEOs	-14%
Precious Metal GEOs[1] sold	119,581 GEOs	-8%	488,189 GEOs	-4%
Revenue	$303.3 million	-5%	$1,219.0 million	-7%
Impairment losses	-$1,173.3 million	-	-$1,173.3 million	-
Net loss	-$982.5 million (-$5.11/share)	-	-$466.4 million (-$2.43/share)	-
Adjusted Net Income[2]	$172.9 million ($0.90/share)	+5%	$683.1 million ($3.56/share)	-2%
Adjusted Net Income Margin[2]	57.0%	+11%	56.0%	+6%
Adjusted EBITDA[2]	$254.6 million ($1.33/share)	-3%	$1,014.7 million ($5.28/share)	-8%
Adjusted EBITDA Margin[2]	83.9%	+2.4%	83.2%	-1.1%

Strong Financial Position

●	No debt and $2.4 billion in available capital as at December 31, 2023
●	Generated close to $1 billion in operating cash flow in 2023
●	Quarterly dividend increased 5.88% to $0.36/share effective Q1 2024

Sector-Leading ESG

●	Rated #1 precious metals company and #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s Responsible Gold Mining Principles
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core precious metal streams on world-class copper assets outperforming acquisition expectations
●	Long-life reserves and resources

Growth and Optionality

●	Mine expansions and new mines driving 5-year growth profile
●	Long-term optionality in gold, copper and nickel and exposure to some of the world’s great mineral endowments
●	Strong pipeline of precious metal and diversified opportunities

Quarterly revenue and GEOs sold by commodity
	Q4 2023		Q4 2022
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	99,998	$198.7	102,583	$178.2
Silver	15,492	31.2	18,493	32.7
PGM	4,091	8.8	8,566	15.5
	119,581	$238.7	129,642	$226.4
DIVERSIFIED
Iron ore	5,620	$11.2	6,230	$10.8
Other mining assets	1,510	2.9	301	0.5
Oil	16,406	32.7	19,619	34.2
Gas	6,860	13.1	24,630	42.5
NGL	2,374	4.7	3,464	6.0
	32,770	$64.6	54,244	$94.0
	152,351	$303.3	183,886	$320.4

Annual revenue and GEOs sold by commodity
	2023		2022
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	403,177	$784.4	401,756	$723.1
Silver	64,970	126.7	77,232	139.9
PGM	20,042	39.8	31,397	56.7
	488,189	$950.9	510,385	$919.7
DIVERSIFIED
Iron ore	24,421	$47.2	30,803	$55.5
Other mining assets	6,945	13.2	3,760	6.9
Oil	71,254	134.9	86,068	156.0
Gas	26,659	54.1	84,227	150.9
NGL	9,577	18.7	14,717	26.7
	138,856	$268.1	219,575	$396.0
	627,045	$1,219.0	729,960	$1,315.7

In Q4 2023, we recognized $303.3 million in revenue, down 5.3% from Q4 2022. The decrease in our revenue is primarily attributed to lower gas, oil and PGM prices, partly offset by higher gold prices. Precious Metal revenue accounted for 78.7% of our revenue (65.5% gold, 10.3% silver, 2.9% PGM). Revenue was sourced 86.6% from the Americas (31.9% South America, 23.6% Central America & Mexico, 16.7% U.S. and 14.4% Canada).

Cobre Panama Updates

As previously disclosed, Cobre Panama has been in preservation and safe management (“P&SM”) with production halted since November 2023. On November 28, 2023, following protests and President Cortizo’s call for a mining moratorium, the Supreme Court of Justice of Panama (the “Supreme Court”) released its ruling declaring Law 406 unconstitutional.

In light of these events, we carried out an impairment assessment of our Cobre Panama streams at December 31, 2023. We took a prudent approach in our judgement of the facts and circumstances, and based on the halting of production and the political environment surrounding the ruling by the Supreme Court, we determined the recoverable amount under applicable accounting standards to be nil as at December 31, 2023. As a result, we recognized a full impairment loss of $1,169.2 million. This impairment has been taken without prejudice to, or without at present attributing any specific value to, the legal remedies that may be obtained through any arbitration proceedings or otherwise.

Presidential and national legislative elections are scheduled to take place in May 2024, with a new president, Government of Panama cabinet and National Assembly expected to assume office in July 2024. In the event that there is a change in the facts and circumstances surrounding the halting of production at Cobre Panama and there is a resumption of precious metal stream deliveries to Franco-Nevada, we will assess the recoverable amount of our Cobre Panama streams at that time, which may lead to a reversal of part or all of the impairment loss we have recognized.

We are pursuing legal avenues to protect our investment in Cobre Panama. We have notified the Ministry of Commerce and Industries of Panama (“MICI”) of our intent to initiate arbitration pursuant to the Canada-Panama Free Trade Agreement. As announced to MICI, Franco-Nevada presently and preliminarily estimates its damages to be at least $5 billion, subject to further analysis and development.

While we continue to pursue these legal remedies, we strongly prefer and hope for a resolution with the State of Panama that results in the best outcome for the Panamanian people and all parties involved.

2024 Guidance

For both our 2024 guidance and 5-year outlook, when reflecting revenue from gold, silver, platinum, palladium, iron ore, oil and gas commodities to GEOs, we assumed the following prices: $1,950/oz Au, $22.50/oz Ag, $850/oz Pt, $900/oz Pd, $115/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.50/mcf Henry Hub natural gas. In addition, we do not assume any other acquisitions and do not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $69.8 million. The 2024 guidance and 5-year outlook are based on public forecasts and other disclosure by the third-party owners and operators of our assets and our assessment thereof. Please see our MD&A for the year ended December 31, 2023 for more details on our guidance and see “Forward-Looking Statements” below.

We present our guidance in reference to GEO sales. For streams, our projected GEOs reflect GEOs we acquire from the operators of our assets and subsequently sell. Our GEO sales may differ from operators’ production based on timing of deliveries, and are presented net of recovery and payability factors.

We assume Cobre Panama will remain in P&SM through 2024 and have not included any contributions from the asset in our guidance. We expect an increase in GEO sales from the balance of our Precious Metal assets in 2024. The net increase reflects initial contributions from new mines including Tocantinzinho, Greenstone and Salares Norte. We are guiding towards lower GEOs from our Energy assets based on lower assumed oil and gas prices.

	2024 guidance	2023 actual
Cobre Panama GEO sales	-	128,598
Precious Metal GEO sales (excluding Cobre Panama)	360,000 - 400,000	359,591
Total GEO sales (excluding Cobre Panama)	480,000 - 540,000	498,447

We estimate depletion expense to be between $230 and $260 million. Our remaining capital commitment to the Royalty Acquisition Venture with Continental is $69.8 million, of which between $10.0 million and $20.0 million is expected to be deployed in 2024. In addition, we expect to fulfill our $75.0 million term loan commitment to G Mining Ventures, of which approximately $42.0 million was advanced in January 2024.

5-Year Outlook

We expect our portfolio to generate sales between 540,000 and 600,000 GEOs in 2028, of which 385,000 to 425,000 GEOs are expected to be generated from Precious Metal assets. This outlook assumes the commencement of production at Valentine Gold, Stibnite Gold, Eskay Creek, Castle Mountain Phase 2, and Copper World. It includes an expected increase in attributable sales from Vale’s Northern and Southeastern systems, higher production from Guadalupe-Palmarejo and Antamina, and continued production from Sudbury through the end of 2028. Production growth from the continued development of our U.S. Energy assets is expected to be partly offset by lower assumed commodity prices when compared to 2023. The outlook anticipates that our Candelaria stream will step down in 2027 from 68% to 40% of gold and silver produced and that our deliveries from Antapaccay will be based on 30% of gold and silver produced rather than indexed to copper production in 2028. At this stage, our outlook does not assume any deliveries from Cobre Panama. Had Cobre Panama remained in production, we would have expected deliveries and sales of between 130,000 and 150,000 GEOs.

Environmental, Social and Governance (ESG) Updates

During the quarter, we partnered with G Mining Ventures at Tocantinzinho to help fund infrastructure and other community initiatives in Para, Brazil and with Endeavour Mining on their Great Green Wall reforestation initiative and ‘Elites de Demain’ educational assistance initiative, both in Senegal. We also renewed our funding support for the Enseña Perú education initiative in Peru. We continue to rank highly with leading ESG rating agencies. We were ranked by Sustainalytics as the #1 precious metals company and the #1 gold company for 2024 and we tied for the second ranked mining company in The Globe and Mail’s 2023 Board Games.

Portfolio Additions

●	Financing package with Skeena Resources on the Eskay Creek Gold Project – British Columbia: On December 18, 2023, we acquired an incremental 1.0% NSR on Skeena Resources’ Eskay Creek project for a purchase price of $41.8 million (C$56.0 million). We now hold a 2.5% NSR covering Skeena’s Eskay Creek properties. Additionally, we advanced $18.7 million (C$25.0 million) to Skeena and received a convertible debenture.
●	Acquisition of Additional Natural Gas Royalty in the Haynesville – U.S.: On November 21, 2023, we agreed to acquire a royalty portfolio in the Haynesville gas play in Louisiana and Texas for $125.0 million. The royalties are complementary to our existing Haynesville acreage and provide additional exposure to a diverse set of operators and a basin that is expected to help supply a growing LNG export capacity from the U.S. Gulf Coast. The transaction closed subsequent to year-end, on January 2, 2024.

●	Acquisition of Additional Royalty on the Magino Gold Mine – Ontario: As previously announced, we acquired an additional 1.0% NSR on Argonaut’s Magino gold mine for a purchase price of $28.0 million. The transaction closed on November 15, 2023. Inclusive of our initial 2.0% NSR, we now hold an aggregate 3.0% NSR on Magino.
●	Funding of G Mining Ventures Term Loan: Subsequent to year-end, on January 29, 2024, we funded approximately $42.0 million under our term loan commitment to G Mining Ventures. The term loan is part of a financing package we provided to G Mining Ventures in July 2022 in connection with the Tocantinzinho gold project, in Brazil.

Q4 2023 Portfolio Updates

Precious Metal assets: GEOs sold from our Precious Metal assets were 119,581, compared to 129,642 GEOs in Q4 2022. Higher contributions from Antapaccay, MWS and Hemlo were more than offset by lower deliveries from Cobre Panama, Candelaria and Stillwater.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold in Q4 2023 were lower than in Q4 2022. For 2024, we forecast GEO sales of between 72,500 and 82,500 GEOs, an increase compared to 66,710 GEOs sold in 2023, based on higher expected production due to mine sequencing and the mine plan grade profile. Debottlenecking initiatives of the Candelaria plant pebble crushing circuit were also completed in 2023. Lundin Mining received an approval of its Environmental Impact Assessment, allowing the extension of Candelaria's mine life to 2040 and include various measures that will support sustainable social, economic, and environmental development in the Atacama Region.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were higher in Q4 2023 compared to Q4 2022 due to higher grades. For 2024, we anticipate GEOs sold to decrease from 61,158 GEOs in 2023 to between 50,000 and 60,000 GEOs reflecting lower expected production based on the mining sequence.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q4 2023 compared to Q4 2022. For 2024, we anticipate between 2.0 to 2.4 million silver ounces, consistent with silver ounces sold in 2023. We expect this to be equivalent to between 22,500 and 27,500 GEOs based on the commodity prices we assumed for 2024. Teck Resources announced that Antamina’s Modification of Environmental Impact Assessment was approved in February 2024, allowing the extension of the Antamina mine life from 2028 to 2036.
●	Tocantinzinho (gold stream) – G Mining Ventures reported the physical construction of the Tocantinzinho project was 76% complete as of the end of December 2023 and remains on track for commercial production in H2 2024.
●	Salares Norte (1-2% royalties) – Gold Fields announced a delay in first gold production from December 2023 to April 2024, with production in 2024 now expected to be approximately 250,000 gold equivalent ounces. Once steady state production is reached, production is expected to increase to 580,000 gold equivalent ounces in 2025 and 600,000 gold equivalent ounces in 2026.
●	Posse (Mara Rosa) (1% royalty) – Hochschild Mining announced that the first gold pour took place on February 20, 2024, with commercial production expected towards the end of Q2 2024. Mara Rosa is expected to produce between 83,000 to 93,000 gold ounces in 2024 and has reported average annual production of approximately 80,000 gold ounces over an initial mine life of 10 years, with approximately 100,000 gold ounces annually over the first four years.
●	Cascabel (1% royalty) – In February 2024, SolGold announced the completion of a new pre-feasibility study, which outlined reduced initial capital costs and a 28-year mine plan containing 3.2 million tonnes of copper, 9.4 million ounces of gold, and 28 million ounces of silver (540 million tonnes grading 0.60% copper, 0.54 g/t gold, and 1.62 g/t silver).
●	Pascua-Lama (2.9% gold & 0.6% copper royalties) – Barrick reported that it anticipates an updated Pascua preliminary economic assessment in 2024 to outline potential scope options. A closure environmental impact assessment for the existing site was submitted in January 2024 specifically regarding water management.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs delivered and sold were lower in Q4 2023 than in Q4 2022. During the quarter, Cobre Panama experienced illegal blockades at the Punta Rincón port and on the roads to the site. Production was halted at the end of November 2023 and the mine is currently on P&SM. At the request of MICI, First Quantum delivered a preliminary draft for the first phase of a formalized P&SM on January 16, 2024.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo decreased in Q4 2023 compared to the same quarter in 2022 due to lower production at the mine. For 2024, we anticipate gold deliveries to remain relatively consistent with those received in 2023, ranging between 32,500 and 37,500 GEOs.

U.S.:

●	Stillwater (5% royalty) – PGM production improved over the course of 2023, as operations recovered from a shaft incident that occurred in Q1 2023. For 2024, we expect increased PGM production at the mine, offset by the impact of PGM prices. Sibanye-Stillwater also announced a restructuring at its US PGM operations in light of the lower palladium price environment.

●	Marigold (0.5-5% royalties) – SSR Mining forecasts lower production in 2024 when compared to the record production achieved at Marigold in 2023. Further, we expect production to take place on ground that carries a lower royalty rate.
●	Stibnite Gold (1.7% royalty) – Perpetua Resources announced that it was conditionally awarded up to $34.6 million in additional funding under the U.S. Defense Production Act. Perpetua anticipates that the U.S. Forest Service will publish a Final Environmental Impact Statement and Draft Record of Decision in Q2 2024 and a Final Record of Decision in Q4 2024.
●	Copper World Project (2.085% royalty) – Hudbay provided an updated pre-feasibility study for the Copper World project in September 2023. The study outlined an extended 20-year mine life for Phase I, where only state and local permits are required, lower initial capital expenditures, and a higher mill feed grade than was previously contemplated.

Canada:

●	Detour Lake (2% royalty) – Agnico Eagle reported it now expects the mill to reach a throughput of 28.0 million tonnes per annum in Q2 2024, previously expected in 2025. Agnico Eagle also reported an initial underground inferred mineral resource totaling 1.56 million ounces of gold (21.8 million tonnes grading 2.23 g/t gold) and continues to evaluate the potential for underground mining, with continued exploration success outside of the mineral resources open pit. Mill optimization to reach 29.0 million tonnes per annum is expected in 2026, with an internal analysis for expansion expected in H1 2024 including potential underground mining scenarios.
●	Hemlo (3% royalty & 50% NPI) – Barrick anticipates production at Hemlo to improve relative to 2023, where production was impacted by interruptions to the underground operations.
●	Brucejack (1.2% royalty) – Newmont, which acquired Brucejack through its acquisition of Newcrest Mining in November 2023, anticipates an increase in production in 2024 compared to 2023, where operations were impacted by a fatality in December 2023.
●	Macassa (Kirkland Lake) (1.5-5.5% royalty & 20% NPI) – Agnico Eagle reported that the Macassa mill is expected to reach full capacity of 1,650 tonnes per day by mid-2024. The AK deposit contributed approximately 160,000 ounces of gold in Mineral Reserves (0.74 million tonnes grading 6.69 g/t gold) to the Macassa complex, and was incorporated in Agnico Eagle’s production guidance for 2024 to 2026 with production expected in H2 2024.
●	Canadian Malartic (1.5% royalty) – Agnico Eagle reported that the planned mining rate of 3,500 tonnes per day at Odyssey South was reached earlier than anticipated and that ramp development also exceeded target. Agnico Eagle also declared an initial mineral reserve in the central portion of the East Gouldie deposit of 5.17 million ounces of gold (47.0 million tonnes grading 3.42 g/t gold).
●	Greenstone (3% royalty) – Equinox Gold reported that construction at Greenstone was on schedule with installation activities effectively completed at December 31, 2023 and commissioning underway to pour first gold in H1 2024. On a 100% basis, Greenstone is expected to produce between approximately 175,000 and 208,000 gold ounces in 2024, and average annual production of approximately 400,000 gold ounces over an initial mine life of 14 years.
●	Magino (3% royalty) – Argonaut anticipates 2024 production guidance at Magino to be between 120,000 and 130,000 gold equivalent ounces, reflecting a full first year of production since achieving commercial production in November 2023. An updated NI 43-101 technical report is expected in H2 2024.
●	Valentine Gold (3% royalty) – Production at Valentine Gold continues to be anticipated in H1 2025. The project is now owned by Calibre Mining, which acquired Marathon Gold in January 2024. Average annual production of approximately 195,000 gold ounces is expected, over an initial mine life of 12 years.
●	Eskay Creek (2.5% royalty) – Skeena Resources filed an updated feasibility study outlining Proven and Probable Mineral Reserves for open-pit mining of 3.3 million ounces of gold and 88.0 million ounces of silver (39.8 million tonnes grading 2.6 g/t gold and 68.7 g/t silver).

Rest of World:

●	MWS (25% stream) – We forecast MWS to deliver slightly fewer GEOs compared to 2023 as we anticipate that the stream will have reached its cap towards the end of 2024.
●	Tasiast (2% royalty) – Kinross reported record annual production at Tasiast as a result of strong grades, higher recoveries and record throughput following the completion of the Tasiast 24k project. For 2024, Tasiast is expected to deliver another strong year of production.
●	Subika (2% royalty) – Newmont reported that production at Subika is expected to increase relative to 2023 due to higher open pit grade, strong underground mining rate, and reaching full processing rates in Q2 2024 after the planned delivery of a replacement girth gear.
●	Seguela (1.2% royalty) – Fortuna Silver Mines reported that Seguela contributed over 78,600 gold ounces in 2023, exceeding the upper range of its 2023 production guidance. Fortuna Silver Mines also indicated that it had reclassified 206,000 ounces of gold related to the Sunbird deposit from Indicated Mineral Resources to Probable Reserves.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $64.6 million in revenue, down from $94.0 million in Q4 2022, largely as a result of lower gas and oil prices compared to the relative highs of the prior year.

Iron Ore:

●	Vale Royalty (iron ore royalty) – Revenue from the Vale royalty increased compared to Q4 2022 as a result of higher estimated iron ore prices.
●	LIORC – LIORC declared a cash dividend of C$0.45 per common share in Q4 2023 compared to C$0.75 per common share in Q4 2022.
●	Caserones (0.57% effective NSR) – Lundin Mining reported it had launched one of the largest exploration programs at the mine since it began operation in 2013 and announced an increase in copper Proven and Probable Mineral Reserves. At December 31, 2023, Franco-Nevada owned a 0.57% effective NSR interest on Caserones. Subsequent to quarter-end, on January 19, 2024, EMX Corporation exercised an option to acquire a portion of our interest for a sale price of $4.7 million, such that our effective NSR on Caserones is now 0.517%.

Energy:

●	U.S. (various royalty rates) – Revenue from our U.S. Energy interests decreased compared to Q4 2022, largely due to lower realized oil and gas prices. Production was lower in a number of basins, with the Permian Basin assets being the exception due to the completion of new wells.
●	Canada (various royalty rates) – Revenue from our Canadian Energy interests was relatively consistent with Q4 2022. For our Weyburn NRI, the impact of lower prices was partly offset by lower operating and capital expenditures. Production at our Orion asset improved relative to the prior year quarter, more than offsetting the decrease in realized prices.

Shareholder Information

The complete audited Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

We will host a conference call to review our 2023 results. Interested investors are invited to participate as follows:

Conference Call and Webcast:	March 6th 10:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-390-0546 International: 416-764-8688

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

https://bit.ly/47FxaLi

Webcast:	www.franco-nevada.com
Replay (available until March 13th):	Toll-Free: 1-888-390-0541 International: 416-764-8677 Pass code: 380736 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resources and mineral reserves estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future assessments and available remedies, statements with respect to the future status and any potential restart of the Cobre Panama mine and related arbitration proceedings. In addition, statements relating to resources and reserves, GEOs and mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Gold equivalent ounces (“GEOs”) include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs varies depending on the royalty or stream agreement of each particular asset, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q4 2023, the average commodity prices were as follows: $1,976/oz gold (Q4 2022 - $1,729), $23.23/oz silver (Q4 2022 - $21.20), $912/oz platinum (Q4 2022 - $971) and $1,085/oz palladium (Q4 2022 - $1,940), $127/t Fe 62% CFR China (Q4 2022 - $98), $78.32/bbl WTI oil (Q4 2022 - $82.65) and $2.91/mcf Henry Hub natural gas (Q4 2022 - $6.09). For 2023 prices, the average commodity prices were as follows: $1,943/oz gold (2022 - $1,801), $23.39/oz silver (2022 - $21.75), $967/oz platinum (2022 - $961) and $1,338/oz palladium (2022 - $2,107), $119/t Fe 62% CFR China (2022 - $122), $77.62/bbl WTI oil (2022 - $94.23) and $2.66/mcf Henry Hub natural gas (2022 - $6.51).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted Net Income Margin, Adjusted EBITDA and Adjusted EBITDA per share, and Adjusted EBITDA Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS Accounting Standards”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable financial measure under IFRS Accounting Standards, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the year ended December 31, 2023 dated March 5, 2024 filed with the Canadian securities regulatory authorities on SEDAR+ available at www.sedarplus.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted Net Income Margin is a non-GAAP financial measure which is defined by the Company as Adjusted Net Income divided by revenue.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Adjusted EBITDA Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net (loss) income	$(982.5)	$165.0	$(466.4)	$700.6
Impairment losses	1,173.3	—	1,173.3	—
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange gain and other income	(12.3)	(0.1)	(14.4)	(3.6)
Finance income related to repayment of Noront Loan	—	—	—	(2.2)
Tax effect of adjustments	(5.6)	—	(4.0)	2.8
Other tax related adjustments
Change in unrecognized deductible temporary differences	—	—	(1.7)	—
Adjusted Net Income	$172.9	$164.9	$683.1	$697.6
Basic weighted average shares outstanding	192.1	191.7	192.0	191.5
Adjusted Net Income per share	$0.90	$0.86	$3.56	$3.64

	For the three months ended		For the year ended
Adjusted Net Income Margin	December 31,		December 31,
(expressed in millions, except Adjusted Net Income Margin)	2023	2022	2023	2022
Adjusted Net Income	$172.9	$164.9	$683.1	$697.6
Revenue	303.3	320.4	1,219.0	1,315.7
Adjusted Net Income Margin	57.0%	51.5%	56.0%	53.0%

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net (loss) income	$(982.5)	$165.0	$(466.4)	$700.6
Income tax expense	22.7	30.0	102.2	133.1
Finance expenses	0.8	0.7	2.9	3.2
Finance income	(16.3)	(6.7)	(52.3)	(12.6)
Depletion and depreciation	68.9	73.5	273.1	286.2
Impairment losses	1,173.3	—	1,173.3	—
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange gain and other income	(12.3)	(0.1)	(14.4)	(3.6)
Adjusted EBITDA	$254.6	$262.4	$1,014.7	$1,106.9
Basic weighted average shares outstanding	192.1	191.7	192.0	191.5
Adjusted EBITDA per share	$1.33	$1.37	$5.28	$5.78

	For the three months ended		For the year ended
	December 31,		December 31,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022	2023	2022
Adjusted EBITDA	$254.6	$262.4	$1,014.7	$1,106.9
Revenue	303.3	320.4	1,219.0	1,315.7
Adjusted EBITDA Margin	83.9%	81.9%	83.2%	84.1%

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2023	2022
ASSETS
Cash and Cash equivalents	$1,421.9	$1,196.5
Receivables	111.0	135.7
Gold bullion, prepaid expenses and other current assets	82.4	50.9
Current assets	$1,615.3	$1,383.1

Royalty, stream and working interests, net	$4,027.1	$4,927.5
Investments	254.5	227.2
Loans receivable	24.8	—
Deferred income tax assets	37.0	39.9
Other assets	35.4	49.1
Total assets	$5,994.1	$6,626.8

LIABILITIES
Accounts payable and accrued liabilities (Note 11)	$30.9	$43.1
Current income tax liabilities	8.3	7.1
Current liabilities	$39.2	$50.2

Deferred income tax liabilities	$180.1	$153.0
Other liabilities	5.7	6.0
Total liabilities	$225.0	$209.2

SHAREHOLDERS’ EQUITY
Share capital	$5,728.2	$5,695.3
Contributed surplus	20.6	15.6
Retained earnings	212.3	940.4
Accumulated other comprehensive loss	(192.0)	(233.7)
Total shareholders’ equity	$5,769.1	$6,417.6
Total liabilities and shareholders’ equity	$5,994.1	$6,626.8

The consolidated financial statements and accompanying notes can be found in our 2023 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(in millions of U.S. dollars and shares, except per share amounts)

	2023	2022
Revenue	$1,219.0	$1,315.7

Costs of sales
Costs of sales	$179.3	$176.9
Depletion and depreciation	273.1	286.2
Total costs of sales	$452.4	$463.1
Gross profit	$766.6	$852.6

Other operating expenses (income)
General and administrative expenses	$24.5	$22.5
Share-based compensation expenses	4.4	10.1
Impairment losses	1,173.3	—
Gain on sale of royalty interest	(3.7)	—
Gain on sale of gold bullion	(3.9)	(0.7)
Total other operating expenses	$1,194.6	$31.9
Operating (loss) income	$(428.0)	$820.7
Foreign exchange gain and other income	$14.4	$3.6
(Loss) income before finance items and income taxes	$(413.6)	$824.3

Finance items
Finance income	$52.3	$12.6
Finance expenses	(2.9)	(3.2)
Net (loss) income before income taxes	$(364.2)	$833.7

Income tax expense	102.2	133.1
Net (loss) income	$(466.4)	$700.6

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$34.8	$(92.0)

Items that will not be reclassified subsequently to profit and loss:
Gain (loss) on changes in the fair value of equity investments at fair value through other comprehensive income ("FVTOCI"),
net of income tax	7.3	(36.7)
Other comprehensive income (loss), net of taxes	$42.1	$(128.7)

Comprehensive (loss) income	$(424.3)	$571.9

(Loss) earnings per share
Basic	$(2.43)	$3.66
Diluted	$(2.43)	$3.65
Weighted average number of shares outstanding
Basic	192.0	191.5
Diluted	192.3	191.9

The consolidated financial statements and accompanying notes can be found in our 2023 Annual Report available on our website

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	2023	2022
Cash flows from operating activities
Net (loss) income	$(466.4)	$700.6
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depletion and depreciation	273.1	286.2
Share-based compensation expenses	5.5	8.2
Changes in fair value of financial instruments	(11.3)	(0.4)
Impairment losses	1,173.3	—
Gain on sale of royalty interest	(3.7)	—
Unrealized foreign exchange (gain) loss	(2.8)	3.3
Deferred income tax expense	26.6	37.4
Other non-cash items	(3.7)	(3.1)
Acquisition of gold bullion	(56.2)	(46.7)
Proceeds from sale of gold bullion	36.8	51.6
Changes in other assets	13.9	(26.7)
Operating cash flows before changes in non-cash working capital	$985.1	$1,010.4
Changes in non-cash working capital:
Decrease (increase) in receivables	$24.7	$(15.9)
Increase in prepaid expenses and other	(8.0)	(3.2)
(Decrease) increase in current liabilities	(10.6)	8.2
Net cash provided by operating activities	$991.2	$999.5

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(520.0)	$(139.6)
Proceeds from sale of royalty interest	7.0	—
Acquisition of investments	(9.8)	(48.5)
Proceeds from sale of investments	2.0	1.8
Investment in loan receivable	(18.7)	—
Proceeds from loan receivable	—	42.7
Acquisition of energy well equipment	(1.6)	(1.9)
Net cash used in investing activities	$(541.1)	$(145.5)

Cash flows used in financing activities
Payment of dividends	$(233.0)	$(197.6)
Proceeds from exercise of stock options	2.9	9.5
Credit facility amendment costs	—	(0.9)
Net cash used in financing activities	$(230.1)	$(189.0)
Effect of exchange rate changes on cash and cash equivalents	$5.4	$(7.8)
Net change in cash and cash equivalents	$225.4	$657.2
Cash and cash equivalents at beginning of year	$1,196.5	$539.3
Cash and cash equivalents at end of year	$1,421.9	$1,196.5

Supplemental cash flow information:
Income taxes paid	$88.1	$95.1
Dividend income received	$13.2	$19.7
Interest and standby fees paid	$2.3	$2.4

The consolidated financial statements and accompanying notes can be found in our 2023 Annual Report available on our website